UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant

To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IGI LABORATORIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

449575109

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 449575109	SCHEDULE 13G	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS Frank Gerardi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,363,010*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,363,010*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,363,010*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%**
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Includes 3,363,010 shares of the Issuer held by Univest Management Inc. Employee Profit Sharing Plan (the “Profit Sharing Plan”).  Mr. Gerardi serves as the Trustee of such plan and all shares owned by such plan are for the benefit of Mr. Gerardi.  Mr. Gerardi possesses sole power to vote and direct the disposition of all of the securities of the Issuer held by the Profit Sharing Plan.

**

All ownership percentages reported herein are based on 39,498,096 outstanding shares of the Issuer’s common stock, net of treasury stock, as of November 1, 2011, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011.

CUSIP No. 449575109	SCHEDULE 13G	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS Univest Management Inc. Employee Profit Sharing Plan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,363,010
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,363,010
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,363,010
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%**
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. 449575109	SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer: IGI Laboratories, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 105 Lincoln Avenue Buena, New Jersey 08310

Item 2(a)	Name of Person Filing: (1) Frank Gerardi (2) Univest Management Inc. Employee Profit Sharing Plan

Item 2(b)	Address of Principal Business Office or, if none, Residence: (1),(2): 149 West Village Way Jupiter, FL 33458

Item 2(c)	Citizenship: (1),(2): United States

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 449575109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) [_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b) [_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c) [_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d) [_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

CUSIP No. 449575109	SCHEDULE 13G	Page 5 of 7 Pages

	(e) [_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f) [_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g) [_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h) [_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j) [_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k) [_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________ Not Applicable.

Item 4

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned: 3,363,010

(b)    Percent of class: 8.5%

(c)    Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote: 3,363,010

(ii)   Shared power to vote or to direct the vote: 0

(iii)  Sole power to dispose or to direct the disposition of: 3,363,010

(iv)  Shared power to dispose or to direct the disposition of: 0

CUSIP No. 449575109	SCHEDULE 13G	Page 6 of 7 Pages

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8	Identification and Classification of Members of the Group. Not applicable.

Item 9	Notice of Dissolution of Group. Not applicable.

Item 10

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 449575109	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012	/s/ Frank Gerardi
Name: Frank Gerardi

Univest Management Inc. Employee Profit Sharing Plan

/s/ Frank Gerardi
Name: Frank Gerardi
Title: Trustee